Exhibit 99.1

Santiago, January 10, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045, we inform a material event regarding Banco Santander-Chile, consisting of the Extraordinary Shareholders' Meeting of the same Bank held before Nancy de la Fuente Hernández, Notary Public of the 37th Notary Public of Santiago, in which the following agreements were approved:

1.	Modification of the name or corporate name of the Bank, only with the purpose of eliminating the possibility of using the names Banco Santander Santiago or Santander Santiago;
2.	Decrease the number of Board of Directors from 11 to 9 members, with the two alternate directors remaining; and the consequential modification of other related statutory clauses, and the incorporation of a Transitional Statutory Clauses in the Bylaws, without being an integral part thereof, in the sense that the current directors-in-office continue in their positions until the date of the next Ordinary Shareholders' Meeting;
3.	Update the capital stock to $891,302,881,691 which includes the amount $215,394,964,605 in accordance with the revaluation of own capital produced between January 1, 2002 and December 31, 2008 the latter date from which the Generally Accepted Accounting Principles were no longer applied to the Bank's accounts, being replaced by new accounting principles established by the Superintendency of Banks and Financial Institutions that do not establish capital adjustments for revaluation or devaluation arising from the effects of inflation after this date; and agree on the elimination of the Second Transitional Statutory Clauses of the Bylaws, which relates to the formation of capital stock, which has produced all its effects and does not need to be maintained in the bylaws. The number of shares in which the capital stock is divided does not suffer alteration.

4.	Elimination of the First Transitional Statutory Clauses of the Bylaws, which is related to the effects of the merger by absorption of the former Banco Santander with Banco Santiago, now Banco Santander - Chile;
5.	Modify other aspects of the By-Laws in order to bring them into line with current legal regulations, including the deletion of the term "General" in various articles, as they are now simply Ordinary Meetings or Extraordinary Shareholders; Modify the Article on loss, theft or destruction of share certificates; Amendment of Article Twenty Four related to the functioning of the Board of Directors and amendment of the final paragraph of Article Forty Six, regarding the quorum to adopt agreements for the non-distribution of dividends at shareholders' meetings, as Article 79 of Law No. 18.046 is fully applicable to banks.
6.	Considering the modifications of the previous numbers, approve an updated consolidated text of the Bank's by-laws;
7.	Adopt all other agreements and grant the powers necessary to comply with and implement the resolutions adopted at this meeting.

Sincerely,

CLAUDIO MELANDRI HINOJOSA

GENERAL MANAGER